

06019408

Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

Tel: 0131 225 2552
www.standardlife.com

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

15 December 2006

SUPPL


SEC MAIL
RECEIVED
PROCESSING
DEC 1 9 2006

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my previous letters, in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 8 November 2006.

I would appreciate a response to the questions in my previous letters with regard to the possibility of providing copies of the announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

Yours faithfully

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com


PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

Encls. Appendix A Exhibits 32-39

No.	Subject	Date of Announcement	Date Copied to SEC
32	Director/PDMR Shareholding	21/11/2006	15/12/2006
33	Additional Listing	22/11/2006	15/12/2006
34	Block Listing	24/11/2006	15/12/2006
35	Additional Listing	28/11/2006	15/12/2006
36	Director/PDMR Shareholding	04/12/2006	15/12/2006
37	Additional Listing	06/12/2006	15/12/2006
38	Director Change	11/12/2006	15/12/2006
39	Additional Listing	14/12/2006	15/12/2006

Standard Life plc

Participation in long-term incentive plan

David Nish, Group Finance Director of Standard Life plc, was yesterday granted a long-term incentive award as part of his recruitment terms which entitles him to acquire a maximum of 118,729 ordinary shares in the Company. No payment was made for the grant of the award and nor will any payment be required if the award vests because, in keeping with the Company's long-term incentive plan ('LTIP'), it has been structured as a nil-cost share option.

The award will normally vest shortly following the preliminary announcement of the Company's results for the year-ending 31 December 2008, subject to continued employment and to the extent that the performance condition has been satisfied. The performance condition (which applies to the Company's 2007 and 2008 financial years) is the same as that applying to the similar 2006 LTIP incentive awards granted to executive directors earlier in the year.

21 November 2006

Enquiries:

Scott White, Press Office 0131 245 5422
Gordon Aitken, Investor Relations 0131 245 6799
Kenneth Gilmour, Group Secretariat, 0131 245 0751

END

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 19,763 ordinary shares of 10 pence each in Standard Life plc (the "Company") in respect of further allotments of shares to satisfy demutualisation entitlements. These shares, which are expected to be admitted to the Official List on 23 November 2006 for trading to commence on 24 November 2006, will rank equally with the existing issued ordinary shares of the Company.

22 November 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Application has been made to the UK Listing Authority and the London Stock Exchange for a total of 500,000 ordinary shares of 10 pence each in Standard Life plc ('the Company') to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

These shares are being reserved under a block listing and will be issued as a result of share purchase matching commitments under The Standard Life Share Plan.

When issued, these shares will rank equally with the existing ordinary shares of the Company.

24 November 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 71,639 ordinary shares of 10 pence each in Standard Life plc ('the Company') in respect of further allotments of shares to satisfy demutualisation entitlements. These shares, which are expected to be admitted to the Official List on 29 November 2006 for trading to commence on 30 November 2006, will rank equally with the existing issued ordinary shares of the Company.

28 November 2006

Enquiries:

Kenneth Gilmour, Group Secretariat 0131 245 0751

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 30 November 2006, the undermentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Director		
Trevor John Matthews	8	£2.855 - UK
Norman Keith Skeoch	44	£2.855 - UK
Other PDMRs		
Anne Margaret Gunther	44	£2.855 - UK
Michael Andrew Hall	44	£2.855 - UK
Marcia Dominic Campbell	44	£2.855 - UK
Joseph Iannicelli	39	C$6.34 - Canada

Each individual also received from the Company eight free shares (except Mr Iannicelli who received the right to acquire eight matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan. In October, Mr Iannicelli received the right to acquire eight matching shares.

This notice is given in fulfilment of obligations under Section 324 of the Companies Act 1985 and DR 3.1.4 (R).

4 December 2006

Enquiries:

Kenneth Gilmour, Group Secretariat, 0131 245 0751
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 29,638 ordinary shares of 10 pence each in Standard Life plc ('the Company') in respect of further allotments of shares to satisfy demutualisation entitlements. These shares, which are expected to be admitted to the Official List on 7 December 2006 for trading to commence on 8 December 2006, will rank equally with the existing issued ordinary shares of the Company.

6 December 2006

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Crawford Gillies appointed Non-Executive Director

The Board of Standard Life is pleased to announce the appointment of Crawford Gillies as a Non-Executive Director. His appointment will take effect from 1st January 2007.

Crawford spent twenty-two years with Bain & Company, Inc, the international management consultants. He became Managing Director for Europe in 2001 with overall responsibility for leading consulting business in twelve offices across ten countries. He was also a member of Bain's Worldwide Board. He has been retained by Bain as a senior advisor.

In 2002, Crawford was appointed an independent member of the Department of Trade and Industry's Management Board and Strategy Board, and he has chaired the DTI's Audit and Risk Committee since 2003. He has also been a member of the Scottish Enterprise International Advisory Board since 2002 and he was Chairman of CBI London during 2001. He holds an MBA from Harvard Business School and is a member of the Institute of Chartered Accountants in England and Wales.

Sir Brian Stewart, Chairman of Standard Life commented:
"I am delighted to welcome Crawford to the Board. His extensive experience of both leading an international business and working at Board level with a wide range of international companies will be of great benefit to our development."

The Board of Standard Life plc now comprises five executive directors and seven non-executive directors, together with the Chairman. No other information is required to be disclosed pursuant to paragraph LR 9.6.13R of the Listing Rules of the Financial Services Authority in relation to the appointment of Crawford Gillies as a director of the Company.

11 December 2006

Enquiries:

Scott White, Press Office 0131 245 5422
Gordon Aitken, Investor Relations, 0131 245 6799
Kenneth Gilmour, Group Secretariat. 0131 245 0751

END

Standard Life plc - Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the listing of 31,004 ordinary shares of 10 pence each in Standard Life plc ('the Company') in respect of further allotments of shares to satisfy demutualisation entitlements. These shares, which are expected to be admitted to the Official List on 15 December 2006 for trading to commence on 18 December 2006, will rank equally with the existing issued ordinary shares of the Company.

14 December 2006

Enquiries:

Paul McKenna, Group Secretariat 0131 245 1168

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END